

TALISMAN ENERGY REPORTS $1.1 BILLION IN CASH FLOW FOR THE QUARTER CASH FLOW PER SHARE UP 7%

CALGARY, Alberta, November 1, 2007 – Talisman Energy Inc. reported its operating and financial results for the third quarter of 2007.

	Third Quarter 2007	Third Quarter 2006	Nine Months 2007
Cash Flow[1] ($ million)	**1,133**	1,136	3,314
Cash Flow per share[1]	**1.11**	1.04	3.20
Net Income ($ million)	**352**	524	1,422
Earnings from Continuing Operations[1] ($ million)	**246**	350	832
Production (000 boe/d)	**441**	460	454

"This quarter should be the low point for Talisman's underlying production going forward," said John Manzoni, President and Chief Executive Officer. "With a heavy capital program through this year, we have suffered from a number of delays, which are also impacting the fourth quarter somewhat. We will now begin to see the benefits of projects coming on line in the third and fourth quarters, including higher production volumes and lower unit costs. Fourth quarter volumes are expected to increase, particularly in the North Sea, with a full quarter of production from the Blane and Duart fields and commissioning of the Wood and Tweedsmuir Phase B facilities. This will be partly offset by the sale of the Brae properties.

"Our diversified portfolio helped shield us from the impact of lower North America gas prices in the quarter. With less than one-third of our portfolio linked to North American natural gas prices, cash flow was a robust $1.1 billion, unchanged from the prior year.

"We are looking carefully at our spending plans in North America next year while we work through the implications of the new Alberta royalty regime, particularly given the uncertain outlook for North American natural gas prices. With royalty rates sensitive to depth, volumes and price on a well by well basis, it will take some time to determine the impact of these changes.

"I have been visiting Talisman's operating areas and am very impressed with the quality of the assets, the knowledge of our employees and their passion for the business. I look forward to working with the team to deliver the projects which will assure growth in the short term, and achieve the longer term growth potential which lies within the portfolio."

Management's Discussion and Analysis and complete financial statements and notes for the third quarter are available on Talisman's website (www.talisman-energy.com).

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[1] The terms "cash flow", "cash flow per share" and "earnings from continuing operations" are non-GAAP measures. A reconciliation from cash provided by operating activities to cash flow and from net income to earnings from continuing operations is provided immediately following the unaudited Consolidated Statements of Cash Flows in this news release.

Third Quarter Summary

- Cash flow was robust at $1.1 billion, unchanged from the prior year despite asset sales and lower natural gas prices. Cash flow per share was up 7%.

- Net income was down 33% from a year ago with lower production volumes, reduced net backs, higher dry hole costs and other non-cash charges.

- Production averaged 441,000 boe/d, down 4% due to asset sales, while production per share was up 3%.

- During the quarter, Talisman repaid $385 million in long-term debt. Debt to cash provided by operating activities was 1.05:1 at September 30.

- Talisman set a new production record in the Alberta Foothills of 218 mmcf/d in September.

- In the North Sea, the Blane and Duart fields commenced production during the quarter. The Wood field is expected to start production in the next few days and Tweedsmuir Phase B is expected to startup later this month.

- In Indonesia, the West Java pipeline was completed in October.

Financial Results

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2007	2006	**2007**	2006
Cash flow[1] ($ million)	**1,133**	1,136	**3,314**	3,622
Cash flow per share[1]	**1.11**	1.04	**3.20**	3.30
Net income ($ million)	**352**	524	**1,422**	1,407
Net income per share	**0.35**	0.48	**1.37**	1.28
Earnings from Continuing Operations[1] ($ million)	**246**	350	**832**	1,181
Earnings from Continuing Operations (per share)[1]	**0.24**	0.32	**0.80**	1.08
Average shares outstanding (million)	**1,019**	1,095	**1,037**	1,097

Talisman's diversity of assets has helped shield it from a significant drop in North American natural gas prices. Cash flow was virtually unchanged from a year earlier at $1.1 billion and down 4% from the second quarter. Asset sales, continuing cost pressures and the stronger Canadian dollar, which has offset gains in world oil prices, have also put downward pressure on cash flow. Cash flow per share in the quarter was up 7% reflecting share repurchases. Year to date, the Company has generated $3.3 billion in cash flow.

Talisman expects cash flow of approximately $4.3 to $4.5 billion for the year based on fourth quarter production guidance of 460,000 to 470,000 boe/d. These volumes are contingent on production rates achieved at Tweedsmuir during the quarter and timing of the Brae asset sale. The estimate also assumes prices of US$78/bbl WTI, US$6.90/mmbtu NYMEX and a US$/C$ exchange rate of $1.00 in the fourth quarter.

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[1] The terms "cash flow", "cash flow per share", "earnings from continuing operations" and "earnings from continuing operations per share" are non-GAAP measures.

Net income was down 33% compared to the third quarter of 2006. This was due in part to lower production volumes, the result of non-core asset sales, as well as lower netbacks. The Company also recorded higher dry hole costs in the quarter, in addition to higher other non-cash charges.

Talisman continues to generate solid financial results with a 12 month return on capital employed of 19%.

Earnings from continuing operations were down 30%. This measure takes into account asset sales and adjusts for significant one time events and other non-operational impacts on earnings. Net income from discontinued operations, for the quarter, was roughly comparable to a year ago.

Dry hole costs were $149 million during the quarter, an increase of $112 million from the prior year.

The Company has repurchased approximately 46 million shares year to date at a cost of $950 million. On October 15, the Company declared a semi annual dividend of $0.0875 per share.

During the quarter, Talisman repaid $385 million in long-term debt. Long-term debt (net of cash) was $4.2 billion at September 30, down from $4.8 billion at the end of the second quarter, which includes the impact of foreign exchange movements. For the 12 months ended September 30, the ratio of debt to cash provided by operating activities was 1.05:1.

Exploration and development spending for the first nine months of 2007 was $3.3 billion, up 2% from a year earlier.

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2007	2006	**2007**	2006
Oil and liquids (bbls/d)	**230,616**	236,344	**242,541**	262,687
Natural gas (mmcf/d)	**1,260**	1,342	**1,266**	1,334
Total mboe/d	**441**	460	**454**	485
Production per share (boe)	**0.0398**	0.0387	**0.119**	0.121

Total production in the third quarter averaged 441,000 boe/d, down 4% from the prior year and 2% from the second quarter, the result of ongoing asset sales. However, production per share was up 3%, compared to the third quarter of 2006. Third quarter volumes also reflect significant shutdowns for planned maintenance.

Production volumes from continuing operations averaged 416,000 boe/d during the quarter, an overall increase of 1% and up 13% in the North Sea. This number compares production from assets which are part of the ongoing operations of the Company.

During the quarter, Talisman commissioned the BRE gas processing facilities on Block PM-3 CAA in Southeast Asia and commenced production from the Blane and Duart fields in the North Sea. The Wood field is expected to commence production in early November and additional volumes from Tweedsmuir Phase B are also expected in November. Talisman expects to complete the sale of its interests in the Brae area of the North Sea, which will result in the loss of 16,000 boe/d later in the fourth quarter. Brae volumes are excluded from continuing operations.

Netbacks

$/boe

	Third Quarter 2007	Third Quarter 2006	**Nine Months 2007**	Nine Months 2006
Sales	**57.76**	56.90	**57.90**	58.93
Hedging gain	**0.85**	0.42	**0.82**	0.32
Royalty	**9.61**	9.52	**9.78**	10.11
Transportation	**1.49**	1.34	**1.40**	1.28
Opex	**12.44**	9.90	**12.06**	9.84
Netback	**35.07**	36.56	**35.48**	38.02
Oil & liquids netback ($/bbl)	**44.88**	45.10	**42.42**	44.86
Natural gas netback ($/mcf)	**4.05**	4.60	**4.58**	5.01

Netbacks during the quarter were down 4% from the previous year.

WTI oil prices averaged US$75.38/bbl during the quarter, an increase of 7% over the prior year; however, this gain was offset by the 8% increase in the value of the Canadian dollar relative to the US dollar. NYMEX natural gas prices averaged US$6.13/mmbtu, down 6% as a result of continuing high inventory levels. AECO prices were 14% below the same period last year and 30% below second quarter levels.

Average royalty rates were relatively unchanged from a year ago. Unit operating and transportation costs were up 26% compared to a year ago. The acquisition of the Auk and Fulmar fields in the North Sea late last year accounted for one-third of the total increase in Talisman's operating costs. Unit operating costs at Auk and Fulmar are expected to come down significantly with field redevelopment. As North Sea production volumes increase in the fourth quarter, the Company expects unit operating costs to fall significantly.

North America

In North America, Talisman's natural gas production averaged 867 mmcf/d, down 6% (51 mmcf/d), compared to the third quarter of last year. Sales of non-core assets reduced volumes in the quarter by 40 mmcf/d. Talisman drilled 34 gross gas wells during the quarter, approximately half the number drilled last year.

New production records were set in the Alberta Foothills, reaching 218 mmcf/d in September. Production in the quarter averaged 195 mmcf/d, 17% above 2006, due in part to commissioning the Ram River facility in June.

The Company also saw production increases over the same period in 2006 at Monkman (5%) and Bigstone/Wild River (8%). In the Outer Foothills play area, development is progressing as planned and drilling results are encouraging. An Outer Foothills well tested at 18 mmcf/d from two zones. The well is expected onstream later in November at a rate of 10 mmcf/d, constrained by facilities.

Midstream Operations transported and processed 598 mmcf/d during the quarter. The expansion of the Cutbank Complex is expected in the fourth quarter and should result in an additional 75 mmcf/d of processing capacity.

The Company is evaluating changes to the Alberta royalty regime before setting its 2008 capital plans for North America.

North Sea

Talisman's UK production averaged 110,925 boe/d in the quarter, up 2% from the same period in 2006. New field startups and successful development drilling more than offset net asset sales and planned maintenance shutdowns.

Production from the first phase of the Tweedsmuir development project started in the second quarter. Tweedsmuir production was constrained to an average of approximately 8,000 boe/d (Talisman share) during the third quarter due to existing plant limitations on the Piper platform. Tweedsmuir Phase B startup, with increasing production volumes, is expected in November.

The Blane field development came onstream September 12, reaching a gross rate of approximately 17,000 boe/d by month end. The Duart field development came onstream September 20, six weeks ahead of schedule, and is producing at a gross rate of over 7,000 boe/d.

The Wood and Gas Export Project (WaGE) development is expected to startup in early November and reach a peak gross rate of 10,000 boe/d.

Successful development wells were drilled at Arbroath, Tartan North and Affleck. In addition, the second and third Through Tubing Rotary Drilling wells were successfully completed at Claymore. This is a relatively new drilling technology that significantly reduces the cost of infill drilling.

A successful exploration well has been drilled at Cayley in the Montrose Arbroath area. The well was tested at a constrained rate of 29.7 mmcf/d of gas and 2,846 bbls/d of condensate. A downdip sidetrack is currently drilling to determine the extent of the discovery.

At the Beatrice Wind Farm Demonstrator Project, the second five megawatt turbine was installed and has started up.

Production in Scandinavia averaged 30,985 boe/d during the quarter, up 2% over the third quarter of 2006. The production increase was due to first production from the Blane field and successful development drilling at Brage. At the end of the quarter, development drilling was progressing at Brage and Veslefrikk. The Company participated in a successful exploration well on the Ragnarok prospect and appraisal drilling is underway.

Work is continuing on the Rev field development with first production expected in mid-2008 and the Yme development with first production expected in mid-2009.

Southeast Asia

Production in Southeast Asia averaged 94,724 boe/d, 2% lower than the third quarter last year.

Gas sales in Malaysia/Vietnam averaged 61 mmcf/d (net to Talisman) in the third quarter, increasing to 73 mmcf/d at the end of September with the commissioning of the Bunga Raya-E gas processing facility and the completion of two new gas wells.

Development of the Northern Fields is progressing with first gas expected at the end of the second quarter of 2008. First oil has slipped a quarter from fourth quarter 2008 to the first quarter of 2009 as a result of significant delays experienced in the supply of materials in the current over-heated market. The Northern Fields development drilling program is expected to commence in late November 2007.

In Vietnam, the five-well development drilling program in the Song Doc Field in Block 46/02 is currently underway. First oil is scheduled for mid-2008.

The first of the three exploration wells in Block 15-02/01, Hai Su Den-1X, spudded in September and is progressing. Development of the Hai Su Trang (HST) field in Block 15-02/01 is progressing with the Reserves Assessment Report expected to be submitted to the government later in the fourth quarter 2007.

In Indonesia, production during the quarter was 10% higher than the same period last year as a result of higher gas nominations from the Corridor PSC Block. The PGN pipeline to West Java is now completed and commenced taking gas from Corridor on October 18.

Other International

In other areas, production averaged 18,076 bbls/d, a decrease of 8% from the same period a year ago. Production in Algeria decreased over 2006, due to an extended shutdown of the Greater MLN facility for the tie-in of the expanded gas injection facilities. Greater MLN is back onstream with full injection and increased production is expected by mid-November.

In Trinidad and Tobago, production averaged 7,065 bbls/d. A successful exploration well was drilled during the quarter in a new fault block and pre-development activities continue for the Angostura Phase 2 gas development project.

In Peru, a 3-D seismic program was completed on Block 64 and is progressing on Block 101.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow (which is a non-GAAP measure of financial performance). Please refer to the section in this press release entitled Advisory - Non-GAAP Measures for further explanation and details.

($ million)	Three months ended		Nine months ended	
September 30,	**2007**	2006	**2007**	2006
Cash provided by operating activities	**1,118**	992	3,206	3,406
Changes in non-cash working capital	**15**	144	108	216
Cash flow	**1,133**	1,136	3,314	3,622

Earnings from Continuing Operations

Earnings from operations adjusts for significant one-time events as well as other non-operational impacts on earnings, such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates. This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

($ million, except per share amounts)

	Three months ended		Nine months ended	
September 30,	**2007**	2006	**2007**	2006
Net income	**352**	524	**1,422**	1,407
Operating income from discontinued operations	**35**	64	**124**	227
Gain on disposition of discontinued operations	**93**	69	**572**	147
Net income from discontinued operations	**128**	133	**696**	374
Net income from continuing operations	**224**	391	**726**	1,033
Unrealized loss on held-for-trading instruments	**12**	-	**13**	-
Realized (gain)/loss on COSL units	**4**		**(19)**	
Stock-based compensation [1]	**(32)**	(33)	**27**	(33)
Future tax effects of unrealized foreign exchange gains (losses) on foreign denominated debt [2]	**38**	**(8)**	**111**	24
Future tax rate reductions and other[2]	**-**	**-**	(26)	157
Earnings from continuing operations[3]	**246**	350	**832**	1,181
Per share[3]	**0.24**	0.32	**0.80**	1.08

1. Stock-based compensation expense relates to the mark-to-market value of the Company's outstanding stock options and cash units at September 30. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price.
2. Tax adjustments reflect Canadian tax rate decreases in the second quarter of 2007 and 2006 and a 10% supplemental tax increase in the UK in the first quarter of 2006, as well as future taxes relating in part to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
3. This is a non-GAAP measure.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

31-07

Forward-looking Statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, "forward looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: future production, future cash flow, anticipated asset dispositions, estimated timing of production, expected royalty rates and taxes, the Company's outlook for major projects, business strategy and plans, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss future business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this document, Talisman assumed a US$78/bbl West Texas Intermediate oil price, a US$6.90/mmbtu New York Mercantile Exchange natural gas price, a US$/C$ exchange rate of $1.00 and a C$/British £ rate of $2.02 for the fourth quarter.

Statements regarding estimated future production and production growth, as well as estimated financial results that are derived from or depend upon future production estimates (such as cash provided by operating activities) incorporate the anticipated completion of the UK Brae asset sale. The completion of the UK Brae asset sale is contingent upon various factors including finalisation of the execution deeds with third-party co-venturers.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand, including unpredictable facilities outages;

- risks and uncertainties involving geology of oil and gas deposits;

- uncertainty of reserves estimates, reserves life and underlying reservoir risk;

- uncertainty of estimates and projections relating to production, costs and expenses;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

- the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

- health, safety and environmental risks;

- uncertainties as to the availability and cost of financing and changes in capital markets;

- uncertainties related to the litigation process, such as possible discovery of new evidence of acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

- competitive actions of other companies, including increased competition from other oil and gas companies or companies providing alternative sources of energy;

- changes in general economic and business conditions;

- the effect of acts of, or actions against, international terrorism;

- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

- results of the Company's risk mitigation strategies, including insurance and any hedging programs; and

- the Company's ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading "Management's Discussion and Analysis - Risk Factors" and elsewhere in the Company's 2006 Annual Financial Report. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Advisories

Oil and Gas Information

Throughout this news release, the Company makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of BOE

Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an approximate energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Non-GAAP Measures

This news release includes references to financial measures commonly used in the oil and gas industry such as cash flow, cash flow per share, earnings from continuing operations and earnings from continuing operations per share. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of cash flow, cash flow per share and earnings from continuing operations may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.

Earnings from continuing operations is calculated by adjusting the Company's net income from continuing operations per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by GAAP in either Canada or the US. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.

Additional information related to the Company can be found on SEDAR at www.sedar.com.